Xstelos Holdings, Inc.
630 Fifth Avenue, Suite 2260
New York, NY 10020
(201) 934-2000

April 11, 2012

VIA EDGAR

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xstelos Holdings, Inc.
Registration Statement on Form S-1
File No. 333- 179148

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to April 12, 2012 at 4:00 p.m., New York time, or as soon thereafter as practicable.

The Registrant hereby acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the Registrant’s counsel, Adam W. Finerman, Esq., at (212) 451-2289 if you have any questions.

Very truly yours,

XSTELOS HOLDINGS, INC.

By:	/s/ Jonathan M. Couchman
Name:	Jonathan M. Couchman
Title:	President and Chief Executive Officer